Exhibit 99.1

ICON Issues Financial Guidance for Full Year 2025

Highlights

•Full year 2025 revenue guidance in the range of $8,050 - $8,650 million; midpoint of $8,350 million representing growth of approximately 1% over full year 2024 revenue guidance midpoint.
•Full year 2025 adjusted earnings per share* guidance in the range of $13.00 - $15.00; midpoint of $14.00, flat over full year 2024 adjusted earnings per share guidance midpoint.
•With respect to full year 2024, the company reaffirmed its current guidance of revenue in the range of $8,260 - $8,300 million and adjusted earnings per share* in the range of $13.90 - $14.10.
•In quarter four 2024, the company repurchased a total of $400 million worth of stock at an average price of $217. For the full year 2024, the company repurchased a total of $500 million worth of stock.

Dublin, Ireland, January 14, 2025 – ICON plc, (NASDAQ: ICLR), a world-leading clinical research organization powered by healthcare intelligence, today announced its financial guidance for the year ending December 31, 2025. For the full year 2025, revenue is expected to be in the range of $8,050 - $8,650 million, representing growth of approximately 1% at the midpoint and adjusted earnings per share* is expected to be in the range of $13.00 - $15.00, which is flat over the expected full year 2024 adjusted earnings per share guidance midpoint.
Full year 2025 financial guidance excludes any potential share repurchase or additional M&A activity.

CEO Dr. Steve Cutler commented, “ICON continues to navigate dynamic clinical development market conditions, as trial activity has been impacted by cautious spending from biopharma customers, in both the biotech and large pharma businesses. Our outlook for this year reflects an expected transition period which includes a headwind from our top two customers on a combined basis, coupled with an inconsistent recovery in biotech. This is being partially offset by growth in strategic partnerships that are expected to contribute to our results as we progress through the year.

We will continue to manage the business appropriately based on the environment through leveraging technology, automation and other cost management initiatives. While recent market trends present challenges to normalized growth in the near-term, ICON’s differentiated offering is delivering value for our customers around the world. Our superior outcomes are driving additional opportunities to further solidify our position as a strategic partner to an increasing number of well-positioned customers. We saw evidence of this in quarter four, as our trailing twelve month book to bill result was in-line with our expectation of 1.2 times.”

With respect to full year 2024, the company reaffirmed its current guidance of revenue in the range of $8,260 - $8,300 million and adjusted earnings per share* in the range of $13.90 - $14.10.

In quarter four 2024, the company repurchased a total of $400 million worth of stock at an average price of $217. For the full year 2024, the company repurchased a total of $500 million worth of stock, leaving $250 million remaining on the current authorization from the Board of Directors.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at www.sec.gov.

* Our full year 2024 and 2025 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 42,250 employees in 106 locations in 55 countries as at September 30, 2024. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc

Contact:

Investor Relations +1 888 381 7923

Nigel Clerkin Chief Financial Officer + 353 1 291 2000

Kate Haven Vice President Investor Relations +1 888 381 7923

ICON/ICLR-F